UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 Santiago, January 31st, 2007.-

Mr.
Alberto Etchegaray de la Cerda
Superintendency of Securities and Insurance
Av. Bernardo O’Higgins N° 1449, 9th Floor
SANTIAGO

Ref.:   Report  on Press Release issued by the Company Securities Registry N° 0593.-

Dear Sir,

          Please find attached copy of a Press Release issued by the Company in connection with the hiring of a senior executive and delivered to the local media yesterday.

Your sincerely,

XIMENA CONTRERAS D.
Legal Representative
Distribución y Servicio D&S S.A.

PRESS RELEASE issued by Distribución y Servicio D&S S.A.

Andrés Eyzaguirre will act as Manager of the Non Food business area:

D&S  Strengthens its non food area with executive that has a strong retail background.

He is 47 years old, married and has five children. He has a commercial engineer degree from the Pontificia Universidad Católica. Most of his experience in the retail area  was acquired during his more than 15 years in the department store chain Falabella, were his last position was general manager of Falabella retail Chile.

Santiago, 30th of January, 2007.- In accordance with the objective of strengthening  the non food area and increasing its contribution  to the company’s sales, D&S  hired an executive with an ample background and experience in retail, Mr. Andres Eyzaguirre who holds a commercial engineer degree.

The new executive shall initiate his activities in the company as of the  first of March. He is 47 years old, married, has five children and he holds a degree from the Pontificia Universidad Católica. He acquired most of his retail experience during his more than 15 years in the department stores chain Falabella, where the last position he held was general manager of Falabella retail Chile.

During such years, Eyzaguirre became a key executive for Falabella. As business manager, he was in charge of the strategic development of products, brands and marketing of Falabella for several years. The non food area is one that is very important for the strategy of D&S and also has a very high growth potential, since the chain has more than 40 stores under hypermarket format where the sections of clothing, bazaar and electro are a relevant part of its offer for goods and services.

Furthermore, Presto credit card has become an essential factor for the non food area expansion, since sales with the use of this form of payment has grown daily, whereby its penetration is expected to continue growing further.

Due to the aforementioned facts, there is the firm belief that the arrival of a professional with the know how of Mr. Eyzaguirre  will allow for the improvement of the quality and mix of non food products, thus, increase the weight of this business in the total sales for Lider.

“Andrés Eyzaguirre is a professional with ample prestige in the Chilean retail area who has ample knowledge of the industry. These factors shall allow Lider  to continue growing and remain as the most important domestic supermarketer. We are convinced that his contribution to non food shall be instrumental for the consolidation of such business area”, said the operations corporate manager for D&S, Mr. Silvio Rostagno, to whom the business area that Mr. Andrés Eyzaguirre  will lead shall report to.

Fo further information, please contact:
Loreto Bradford, Investor Relations
lbradford@dys
Phone: 56-2-484-7757

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: January 31, 2007